Exhibit 99.1

March 20, 2017

Press release

Turquoise Hill to announce fourth quarter and full year 2016 financial results on March 27, 2017

VANCOUVER, CANADA – Turquoise Hill Resources will announce its fourth quarter and full year 2016 financial results on Monday, March 27, 2017 after markets close in North America.

The Company will host a conference call and webcast to discuss fourth quarter and full year 2016 results on Tuesday, March 28, 2017 at 11:00 am EDT / 8:00 am PDT. The conference call can be accessed through the following dial-in details:

North America: 210 229 8839 | 844 815 4964

International: +1 210 229 8839

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com